

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 9, 2017

<u>Via E-mail</u>
Dr. Shai Yarkoni
Chief Executive Officer
Cellect Biotechnology Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

> **Re:** **Cellect Biotechnology Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 1, 2017**
> **File No. 333-219614**

Dear Dr. Yarkoni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gary Emmanuel, Esq.
McDermott Will & Emery LLP